SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-4 EF
Registration Statement Under the Securities Act of 1933

MISSION BANCORP
(Exact Name of Registrant as Specified in Its Charter)

CALIFORNIA	6021	73-1631401

(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1330 TRUXTUN AVENUE, BAKERSFIELD, CALIFORNIA 93301; (661) 859-2500
(Address and Telephone Number of Principal Executive Offices)

1330 TRUXTUN AVENUE, BAKERSFIELD, CALIFORNIA 93301
(Address of Principal Place of Business)

RICHARD FANUCCHI, PRESIDENT & CHIEF EXECUTIVE OFFICER
1330 TRUXTUN AVENUE, BAKERSFIELD, CALIFORNIA 93301; (661) 859-2500
(Name, Address and Telephone of Agent for Service)

Copy to:
Debra L. Barbin, Esq., Gary Steven Findley & Associates
1470 North Hundley Street, Anaheim, California 92806, (714) 630-7136

     Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date.

     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ X ]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [    ]                              .

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [    ]                              .

CALCULATION OF REGISTRATION FEE

Title of each Class		Proposed Maximum	Proposed Maximum
of Securities to	Amount to be	Offering Price	Aggregate	Amount of
be Registered	Registered(1)	Per Unit	Offering Price(2)	Registration Fee

Common stock(1) (No Par Value)	555,584	15.875	$8,819,896	$811.44

(1)	Represents the maximum number of shares of the Registrant’s common stock to be issued in connection with the reorganization described herein.

(2)	Estimated pursuant to Rule 457(f)(1) solely for the purpose of calculating the registration fee based on the market value of the securities to be received by the Registrant as determined on December 31, 2001.

Summary of Proxy Statement/Prospectus
Introduction
Revocability of Proxies
Persons Making The Solicitation
Voting Securities
Shareholdings of Certain Beneficial Owners And Management
Bank Holding Company Reorganization And Merger Between Mission Bank and Mission Merger Company
General
Recommendation of Directors
Reasons for the Reorganization: Benefits of the Use of Holding Company Form to the Shareholders of Mission Bank
Description of the Reorganization and Merger between Mission Bank and Mission Merger Company
Ratification and Approval of the Plan of Reorganization and Merger Agreement: Effective Date
Federal Income Tax Consequences
Comparison of Mission Bank and Mission Bancorp: Analysis of Corporate Structures
Authorized and Outstanding Stock
Voting Rights
Dividend Rights
Assessment of Shares
Liquidation Rights
Preemptive Rights
Directors
Rights of Dissenting Shareholders of Mission Bank
Corporate Operation and Management
Operations Under Mission Bancorp
Organization
Management and Directors of Mission Bancorp
Supervision and Regulation of Mission Bancorp
Indemnification of Mission Bancorp’s Directors and Officers
Mission Merger Company
General Background
Initial Capitalization
Mission Bank
General
Bank Services
Employees
Properties
Legal Proceedings
Competition
Supervision and Regulation of Mission Bank
Capital Ratios
Selected Financial Information
Price Range of Mission Bank’s Common Stock
Dividends
Unaudited Pro Forma Capitalization
Financial Statements and Related Matters
Management of Mission Bank
Directors and Executive Officers
The Board of Directors and Committees
Compensation of Directors and Executive Officers
Independent Accountants
Shareholder Proposals
Certain Transactions
Other Matters
Legal Matters
EXHIBIT A
PLAN OF REORGANIZATION AND MERGER AGREEMENT
Signatures
Exhibit Index
EXHIBIT 2
EXHIBIT 3.1
EXHIBIT 3.2
EXHIBIT 4
EXHIBIT 5
EXHIBIT 10.1
EXHIBIT 10.2
EXHIBIT 10.3
EXHIBIT 10.4
EXHIBIT 10.5
EXHIBIT 10.6
EXHIBIT 10.7
EXHIBIT 10.8
EXHIBIT 10.9
EXHIBIT 10.10
EXHIBIT 13
EXHIBIT 99

Mission Bank

April 10, 2002

Dear Shareholder:

     You are cordially invited to attend the annual meeting of shareholders of Mission Bank, which will be held at the Bell Tower Club located at 1200 Truxtun Avenue, Bakersfield, California, on May 9, 2002 at 5:00 p.m. At this annual meeting, shareholders will be asked to elect ten directors for the next year and to vote on a plan of reorganization and merger agreement dated March 18, 2002, which details the reorganization of Mission Bank and the formation of a bank holding company. Following the reorganization, Mission Bank will become a wholly-owned subsidiary of a new holding company, Mission Bancorp. In the reorganization, all of the shareholders of Mission Bank will become shareholders of Mission Bancorp. The reorganization is subject to certain conditions including shareholder and regulatory approvals.

     Mission Bank is requesting your proxy to vote in favor of all of the nominees for election as directors and in favor of the plan of reorganization and merger agreement. As part of the reorganization, each share of Mission Bank common stock will be exchanged for one share of Mission Bancorp common stock. The Board of Directors of Mission Bank recommends that you vote “FOR” the election of each of the nominees and “FOR” approval of the plan of reorganization and merger agreement. The plan of reorganization and merger agreement is attached as Exhibit A to the proxy statement/prospectus.

     The proxy statement/prospectus contains information about each of the nominees for directors and about Mission Bancorp and Mission Bank and describes the conditions upon which the proposed reorganization will occur. A majority of the outstanding shares of Mission Bank’s common stock must vote “FOR” approval of the plan of reorganization and merger agreement, so we urge you to cast your vote.

     To ensure that your vote is represented at this important meeting, please sign, date and return the proxy card in the enclosed envelope as promptly as possible.

Sincerely,

Richard Fanucchi
President and Chief Executive Officer

     Neither the Securities and Exchange Commission nor any state securities regulators have approved either the reorganization described in this proxy statement/prospectus or the Mission Bancorp common stock to be issued in the reorganization, nor have they determined if this proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

The date of this proxy statement/prospectus is April 10, 2002

Notice of Annual Meeting of Shareholders

Mission Bank

To:	The Shareholders of
Mission Bank

     Notice is hereby given that, pursuant to its Bylaws and the call of its Board of Directors, the annual meeting of shareholders of Mission Bank will be held at the Bell Tower Club located at 1200 Truxtun Avenue, Bakersfield, California, on Thursday, May 9, 2002 at 5:00 p.m., for the purpose of considering and voting upon the following matters:

1.	Election of Directors. To elect ten (10) persons to serve as directors of the Bank until their successors are duly elected and qualified.

Bruce Beretta	Richard Fanucchi
Ron Boylan	Curtis Floyd
Arnold Cattani	Daniel Rodriguez
Salvador Chipres	Kurt Thomas
Paramijt Dosanjh	Mary Jane Wilson

2.	Approval of the Plan of Reorganization and Merger Agreement. To approve the Plan of Reorganization and Merger Agreement dated March 18, 2002, attached as Exhibit A.

3.	Transaction of Other Business. To transact such other business as may properly come before the meeting and any adjournment or adjournments thereof.

     The plan of reorganization and merger agreement sets forth the terms of the reorganization of Mission Bank into a wholly-owned subsidiary of a newly formed holding company, Mission Bancorp. As a result, all shareholders of Mission Bank will receive for their shares of Mission Bank’s common stock an equal number of shares of Mission Bancorp’ common stock. These transactions are more fully described in the enclosed proxy statement/prospectus, and in the plan of reorganization and merger agreement which is attached as Exhibit A to the proxy statement/prospectus.

     The Board of Directors has fixed the close of business on March 8, 2002 as the record date for determination of shareholders entitled to notice of, and the right to vote at, the meeting.

     Section 2.12 of Article II of the Bylaws sets forth the nomination procedure for nominations of directors. Section 2.12 provides:

Nominations for election of members of the board of directors may be made by the board of directors or by any shareholder of any outstanding class of capital stock of the corporation entitled to vote for the election of directors. Notice of intention to make any nominations (other than for persons named in the notice of the meeting at which such nomination is to be made) shall be made in writing and shall be delivered or mailed to the president of the corporation by the later of: the close of business twenty-one (21) days prior to any meeting of shareholders called for the election of directors, or ten (10) days after the date of mailing notice of the meeting to shareholders. Such notification shall contain the following information to the extent known to the notifying shareholder: (a) the name and address of each proposed nominee; (b) the principal occupation of each proposed nominee; (c) the number of shares of capital stock of the corporation owned by each proposed nominee; (d) the name and residence address of the notifying shareholder; (e) the number of shares of capital stock of the corporation owned by the notifying shareholder; and (f) the written consent of the proposed nominee, a copy of which shall be furnished with the notification, and whether the proposed nominee has ever been convicted of or pleaded nolo contendere to any criminal offense involving dishonesty or breach of trust, filed a petition in bankruptcy, or been adjudged bankrupt. The notice shall be signed by the nominating shareholder and by the nominee. Nominations not made in accordance herewith shall be disregarded by the chairman of the meeting, and upon his or her instruction, the inspectors of election shall disregard all votes cast for each such nominee.

     Since the affirmative vote of shareholders holding not less than a majority of the outstanding shares of Mission Bank’s common stock is required to ratify and confirm the plan of reorganization and merger agreement, it is essential that all shareholders vote. You are urged to vote in favor of the proposals by signing and returning the enclosed proxy as promptly as possible, whether or not you plan to attend the meeting in person. If you do attend the meeting you may then withdraw your proxy. The proxy may be revoked at any time prior to its exercise.

By Order of the Board of Directors

Dated: April 10, 2002	Geri Combs, Secretary

Proxy Statement of Mission Bank
Prospectus of Mission Bancorp

     Mission Bank is providing this proxy statement of Mission Bank and prospectus of Mission Bancorp to shareholders of Mission Bank in connection with the annual meeting of shareholders of Mission Bank to be held at the Bell Tower Club, 1200 Truxtun Avenue, Bakersfield, California on May 9, 2002 at 5:00 p.m.

     Shareholders of Mission Bank will elect ten directors for the ensuing year and vote upon a proposal to approve the principal terms of the Plan of Reorganization and Merger Agreement dated March 18, 2002. Under the plan of reorganization and merger agreement, shareholders of Mission Bank will receive shares of Mission Bancorp’ common stock for their shares of Mission Bank’s common stock. After the reorganization, Mission Bank will be the sole wholly-owned subsidiary of Mission Bancorp, and shareholders of Mission Bank immediately before the reorganization will maintain their proportional interest in Mission Bancorp immediately after the reorganization.

     You should rely only on the information contained in this proxy statement/prospectus or other information referred to in this document. Neither Mission Bank nor Mission Bancorp has authorized anyone to provide you with different or other information. This proxy statement/prospectus is dated April 10, 2002. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date, and neither the mailing of this proxy statement/prospectus to shareholders nor the issuance of shares of Mission Bancorp in the reorganization shall create any implication to the contrary.

Proxy Statement/Prospectus

i

Proxy Statement/Prospectus

ii

Summary of Proxy Statement/Prospectus

     This summary is qualified in its entirety by the more detailed information appearing elsewhere in this proxy statement/prospectus.

     Mission Bank incorporated Mission Bancorp under California law for the purpose of becoming the holding company for Mission Bank. Upon completion of the reorganization as described in the Plan of Reorganization and Merger Agreement dated March 18, 2002, attached to this proxy statement/prospectus as Exhibit A, the business activities of Mission Bancorp will initially consist solely of the operation of Mission Bank as a wholly-owned bank subsidiary. It is possible that in the future Mission Bancorp may acquire or commence additional businesses; however, no specific acquisitions or new business activities are currently planned.

     After the reorganization, Mission Bank will continue its current business and operations as a California state-chartered bank under its current existing name. The existing charter and bylaws of Mission Bank will not be substantially affected by the reorganization. See “Bank Holding Company Reorganization and Merger Between Mission Bank and Mission Merger Company.”

     The principal executive offices of both Mission Bank and Mission Bancorp are located at 1330 Truxtun Avenue, Bakersfield, California 93301, and the telephone number is (661) 859-2500.

Description of the Reorganization	Mission Bancorp will become the holding company for Mission Bank. Under the plan of reorganization and merger agreement, Mission Bank organized Mission Merger Company as a wholly-owned subsidiary of Mission Bancorp. Mission Bank will be merged with Mission Merger Company with Mission Bank as the surviving corporation. The shareholders of Mission Bank will receive shares of Mission Bancorp’ common stock on a one-for-one basis for their shares of Mission Bank’s common stock. The shareholders of Mission Bank will then become the sole shareholders of Mission Bancorp in its form as the holding company for Mission Bank. The reorganization is subject to certain conditions including shareholder and regulatory approvals. See “Bank Holding Company Reorganization and Merger Between Mission Bank and Mission Merger Company — Description of the Reorganization and Merger between Mission Bank and Mission Merger Company.”

Reasons for the Reorganization	The reorganization will provide greater flexibility for operations and future expansion. See “Bank Holding Company Reorganization and Merger Between Mission Bank and Mission Merger Company — Reasons for the Reorganization:
Benefits of the Use of Holding Company Form to the Shareholders of Mission Bank.”

Tax Consequences of the Reorganization	The plan of reorganization and merger agreement is structured to qualify the reorganization as a tax-free reorganization so that, among other things, no gain or loss will be recognized by the shareholders of Mission Bank upon the exchange of their shares of Mission Bank’s common stock for shares of Mission Bancorp’ common stock.

Market for Mission Bancorp Stock	It is not anticipated that the Mission Bancorp common stock received by Mission Bank’s shareholders in the reorganization will be listed on any exchange nor will Mission Bancorp’s common stock be more marketable than Mission Bank’s common stock. See “Price Range of Mission Bank’s Common Stock.”

Management of Mission Bancorp	The directors of Mission Bancorp are, and will be, the current directors of Mission Bank. The executive officers of Mission Bancorp are, and will be, the current executive officers of Mission Bank. See “Management of Mission Bank.”

Regulation of Mission Bancorp	Mission Bancorp will be subject to the regulation of the Federal Reserve Board under the Bank Holding Company Act of 1956, as amended. See “Operations Under Mission Bancorp — Supervision and Regulation of Mission Bancorp.”

Voting Rights of Shareholders	Each shareholder of Mission Bank will be entitled to cast one vote for each share of common stock held of record as of the close of business on March 8, 2002, in voting on the election of directors and the plan of reorganization and merger agreement. Directors and executive officers of Mission Bank own, in the aggregate, approximately 30% of Mission Bank’s common stock entitled to vote.

Shareholder Vote Required	The ten nominees for directors receiving the most votes will be elected as directors for the following year. Approval of the plan of reorganization and merger agreement requires the affirmative vote of a majority of the outstanding shares of Mission Bank’s common stock.

Dissenters’ Rights	California state law does not provide for the exercise of dissenter’s rights in this transaction.

Other Information Concerning the Meeting

Time and Place of Meeting	The meeting will be held at the Bell Tower Club, 1200 Truxtun Avenue, Bakersfield, California on May 9, 2002 at 5:00 p.m.

Additional Information	For additional information, you may telephone Richard Fanucchi, President of Mission Bank, at (661) 859-2500.

Introduction

     Management is furnishing you with this proxy statement/prospectus in connection with the solicitation of proxies for use at the annual meeting of Mission Bank, to be held at the Bell Tower Club, 1200 Truxtun Avenue, Bakersfield, California on May 9, 2002 at 5:00 p.m., and at any and all adjournments of the meeting.

     It is expected that Mission Bank will mail this proxy statement/prospectus and accompanying notice and form of proxy to shareholders on or about April 10, 2002.

     At the meeting, the shareholders will elect ten directors and consider and vote on approval of the plan of reorganization and merger agreement. Under the plan of reorganization and merger agreement, Mission Bank will become a wholly-owned subsidiary of the newly formed holding company, Mission Bancorp, as a result of which shareholders of Mission Bank will receive on a one-for-one basis shares of the Mission Bancorp’ common stock for their shares of Mission Bank’s common stock. These transactions are more fully described in this proxy statement/prospectus, and in the plan of reorganization and merger agreement attached as Exhibit A.

Revocability of Proxies

     A proxy for use at the meeting is enclosed. Any shareholder who executes and delivers such proxy has the right to revoke it at any time before it is exercised, by filing with the Secretary of Mission Bank an instrument revoking it, or a duly executed proxy bearing a later date. The Secretary of Mission Bank is Geri Combs, and any revocation should be filed with her at Mission Bank, 1330 Truxtun Avenue, Bakersfield, California 93301. In addition, the powers of the proxyholders will be revoked if the person executing the proxy is present at the meeting and elects to vote in person. Subject to such revocation or suspension, the proxyholders will vote all shares represented by a properly executed proxy received in time for the meeting in accordance with the instructions on the proxy. If no instruction is specified with regard to the matter to be acted upon, the proxyholders will vote the shares represented by the proxy “FOR” each of the nominees for directors and “FOR” approval of the principal terms of the plan of reorganization and merger agreement. If any other matter is presented at the meeting, the proxyholders will vote in accordance with the recommendations of management.

Persons Making The Solicitation

     The Board of Directors of Mission Bank is soliciting these proxies. Mission Bank will bear the expense of preparing, assembling, printing and mailing this proxy statement/prospectus and the material used in the solicitation of proxies for the meeting. Mission Bank contemplates that proxies will be solicited principally through the use of the mail, but officers, directors and employees of Mission Bank may solicit proxies personally or by telephone, without receiving special compensation for the solicitation. Although there is no formal agreement to do so, Mission Bank will reimburse banks, brokerage houses and other custodians, nominees and fiduciaries for their reasonable expenses in forwarding these proxy materials to their principals. In addition, Mission Bank may utilize the services of individuals or companies not regularly employed by Mission Bank in connection with the solicitation of proxies, if management of Mission Bank determines that this is advisable.

Voting Securities

     Management has fixed March 8, 2002 as the record date for purposes of determining the shareholders entitled to notice of, and to vote at, the meeting. On March 8, 2002, there were 555,584 shares of Mission Bank’s common were issued and outstanding. Each holder of Mission Bank’s common stock will be entitled to one vote for each share of Mission Bank’s common stock held of record on the books of Mission Bank as of the record date. In connection with the election of directors, shares may be voted cumulatively if a shareholder present at the meeting gives notice at the meeting, prior to the voting for election of directors, of his or her intention to vote cumulatively. If any shareholder of Mission Bank gives that notice, then all shareholders eligible to vote will be entitled to cumulate their shares in voting for election of directors. Cumulative voting allows a shareholder to cast a number of votes equal to the number of shares held in his or her name as of the record date, multiplied by the number of directors to be elected. These votes may be cast for any one nominee, or may be distributed among as many nominees as the shareholder sees fit. If cumulative voting is declared at the meeting, votes represented by proxies delivered pursuant to this proxy statement may be cumulated in the discretion of the proxyholders, in accordance with management’s recommendation. The holders of not less than a majority of the outstanding shares of Mission Bank’s common stock must vote in favor in order to approve the plan of reorganization and merger agreement.

Shareholdings of Certain Beneficial Owners And Management

     Management of Mission Bank knows of no person who owns, beneficially or of record, either individually or together with associates, 5 percent or more of the outstanding shares of Mission Bank’s common stock, except as set forth in the table below. The following table sets forth, as of March 1, 2002, the number and percentage of shares of Mission Bank’s outstanding common stock beneficially owned, directly or indirectly, by each of Mission Bank’s directors, named executive officers and principal shareholders and by the directors and executive officers of Mission Bank as a group. The shares “beneficially owned” are determined under the Securities and Exchange Commission Rules, and do not necessarily indicate ownership for any other purpose. In general, beneficial ownership includes shares over which the director, named executive officer or principal shareholder has sole or shared voting or investment power and shares which such person has the right to acquire within 60 days of March 1, 2002. Unless otherwise indicated, the persons listed below have sole voting and investment powers of the shares beneficially owned. Management is not aware of any arrangements which may result in a change of control of Mission Bank other than the proposed reorganization.

	Amount and Nature of
Beneficial Owner	Beneficial Ownership	Percent of Class(1)

Directors and Named Officers:
Bruce Beretta(2)	37,460	6.74
Ronald Boylan	20,820	3.75
Grady R. Buck(3)	1,200	*
Arnold Cattani(4)	37,800	6.80
Salvador Chipres	10,500	1.89
Geri Combs(5)	2,520	*
Paramijt Dosanjh	3,675	*
Richard Fanucchi(6)	12,900	2.28
Curtis Floyd	10,500	2.83
Daniel Rodriguez	25,200	4.54
Kurt Thomas	10,500	1.89
Mary Jane Wilson	1,050	*
All Directors and Officers as a Group (12 in all)(7)	174,125	30.57
Principal Shareholders
Barrel Ten Quarter Circle Land Company, Inc.(8)	51,975	9.36

*	Less than one percent

(1)	Includes shares subject to options held by the directors and executive officers that were exercisable within 60 days of March 1, 2002. These are treated as issued and outstanding

(Footnotes continued on the following page.)

for the purpose of computing the percentage of each director, named executive officer and the directors and officers as a group, but not for the purpose of computing the percentage of class owned by any other person.
(2)	Mr. Beretta’s address is c/o Mission Bank, 1330 Truxtun Avenue, Bakersfield, California 93301.

(3)	This amount includes 1,200 shares acquirable by the exercise of options.

(4)	Mr. Cattani’s address is c/o Mission Bank, 1330 Truxtun Avenue, Bakersfield, California 93301.

(5)	This amount includes 2,520 shares acquirable by the exercise of options.

(6)	This amount includes 10,275 shares acquirable by the exercise of options.

(7)	This amount includes 13,995 shares acquirable by the exercise of options.

(8)	Barrel Ten Quarter Circle Land Company, Inc.’s address is 6342 Bystrum Road, Ceres, California 95307.

Section 16(a) Beneficial Ownership Compliance

     Section 16(a) of the Securities Exchange Act of 1934 requires Mission Bank’s directors and certain executive officers and persons who own more than ten percent of a registered class of Mission Bank’s equity securities (collectively, the “Reporting Persons”), to file reports of ownership and changes in ownership with the Federal Reserve Board. The Reporting Persons are required by the Federal Reserve Board’s regulation to furnish Mission Bank with copies of all Section 16(a) forms they file.

     Based solely on its review of the copies of such forms received by it, or written representations from the Reporting Persons that no Forms 5 were required for those persons, Mission Bank believes that, during 2001 the Reporting Persons complied with all filing requirements applicable to them.

Bank Holding Company Reorganization And Merger
Between Mission Bank and Mission Merger Company

General

     Mission Bank is asking its shareholders to consider and approve the plan of reorganization and merger agreement. Under the plan of reorganization and merger agreement, the business of Mission Bank will be conducted as a wholly-owned subsidiary of Mission Bancorp. If the plan of reorganization and merger agreement is approved, the current shareholders of Mission Bank will exchange their shares of Mission Bank’s common stock for shares of Mission Bancorp’ common stock on a one-for-one basis. For accounting purposes, the transaction will be accounted for in a manner similar to that of a pooling of interests where the assets and liabilities of the combining companies will be combined at their recorded amounts.

     The Board of Directors of Mission Bank approved the plan of reorganization and merger agreement on February 21, 2002, and directed that the plan of reorganization and merger agreement be submitted to the shareholders of Mission Bank. The Board of Directors of Mission Bank recommends that the shareholders approve the plan of reorganization and merger agreement.

     The detailed terms and conditions of the reorganization are set forth in the plan of reorganization and merger agreement attached to this proxy statement/prospectus as Exhibit A. The statements made in this proxy statement/prospectus regarding the plan of reorganization and merger agreement are qualified in their entirety by the more detailed information appearing in the plan of reorganization and merger agreement.

Recommendation of Directors

     The Board of Directors of Mission Bank has approved the terms and conditions of the plan of reorganization and merger agreement. The Board of Directors of Mission Bank furthermore recommends that the shareholders of Mission Bank approve the plan of reorganization and merger agreement.

Reasons for the Reorganization: Benefits of the Use of Holding Company Form to the Shareholders of Mission Bank

     As stated above, the Board of Directors of Mission Bank has approved the plan of reorganization and merger agreement, believes that the reorganization is in the best interests of Mission Bank and its shareholders, and recommends that the shareholders vote in favor of approval of the plan of reorganization and merger agreement.

     Management and the Board of Directors of Mission Bank believe that the formation of a bank holding company, under which Mission Bank will operate, will result in a more flexible entity for operations and growth.

     Management expects that Mission Bancorp will facilitate growth within the banking field and in areas related to banking, either by the creation of new subsidiaries or the acquisition of existing companies and banks. For example, in the event an opportunity for the acquisition of another bank were to develop, it might be desirable to maintain the separate existence of the other bank rather than merge it into Mission Bank.

     The bank holding company structure will also provide a framework for restructuring certain of Mission Bank’s existing departments or subsidiaries into separate operating subsidiaries of Mission Bancorp, although no plans for restructuring are being considered at this time.

     Many major banking institutions in the United States and in California have reorganized into bank holding companies and Mission Bank’s Board of Directors believes that the reorganization is desirable for Mission Bank to maintain and enhance its competitive position.

Description of the Reorganization and Merger between Mission Bank and Mission Merger Company

     At the direction of the Board of Directors of Mission Bank, management incorporated Mission Bancorp for the purpose of becoming a bank holding company under the laws of the State of California. Mission Merger Company, which is wholly-owned by Mission Bancorp, was also organized as a California corporation. The reorganization will be accomplished by merging Mission Bank with Mission Merger Company. Upon completion of the reorganization, Mission Bank will be the surviving entity and the name will remain Mission Bank. Upon the completion date of the reorganization, the shares of capital stock of the respective parties to the plan of reorganization and merger agreement will be converted as follows:

•	Each share of Mission Bank’s outstanding common stock will be converted into one share of Mission Bancorp’ common stock. Shareholders of Mission Bank will be entitled to exchange their present share certificates for new certificates evidencing shares of Mission Bancorp’ common stock. Until the certificates are exchanged, the certificates for shares of Mission Bank’s common stock after the reorganization will be deemed to represent shares of Mission Bancorp’ common stock. Options to purchase shares of Mission Bank’s common stock will be assumed by Mission Bancorp with the same terms and conditions and for the same number of shares of Mission Bancorp’ common stock.

•	The shares of common stock of Mission Merger Company outstanding immediately prior to the reorganization will be converted into an equal number of shares of the surviving bank and be owned by Mission Bancorp.

•	The shareholders of Mission Bank will become shareholders of Mission Bancorp. There are no anticipated changes in Mission Bank’s shareholders’ relative equity ownership interest in Mission Bank’s assets. As shareholders of Mission Bancorp, Mission Bank’s shareholders will have essentially the same rights to govern that corporation’s activities as they have with respect to Mission Bank. However, as shareholders of Mission Bancorp, they will not be entitled to vote on matters requiring the approval of Mission Bank’s shareholders as Mission Bancorp will own 100 percent of Mission Bank. Shareholders of Mission Bancorp will be entitled to vote on those matters affecting Mission Bancorp. A discussion of those rights is contained in the section entitled, “Bank Holding Company Reorganization and Merger Between Mission Bank and Mission Merger Company — Comparison of Mission Bank and Mission Bancorp: Analysis of Corporate Structures.”

•	Mission Bancorp will adopt the Mission Bank 1998 Stock Option Plan which will automatically, and without further action on the part of the shareholders, become the stock option plan of Mission Bancorp. All options previously granted will become an equal number of options to purchase shares of Mission Bancorp instead of shares of Mission Bank. The Board of Directors of Mission Bancorp may grant further options to purchase Mission Bancorp common stock under the stock option plan, in accordance with the terms of the stock option plan.

     Upon the completion of the reorganization, the existing directors of Mission Bank will serve as the directors of the surviving bank. The surviving bank will operate under the charter of Mission Bank. The following ten persons who currently serve as directors of Mission Bank, are expected to serve as directors of the surviving bank after the reorganization:

Bruce Beretta	Richard Fanucchi
Ronald Boylan	Curtis Floyd
Arnold Cattani	Daniel Rodriguez
Salvador Chipres	Kurt Thomas
Paramijt Dosanjh	Mary Jane Wilson

Ratification and Approval of the Plan of Reorganization and Merger Agreement: Effective Date

     Approvals of applications in connection with the proposed reorganization must be obtained from the Federal Reserve, the FDIC, and the California Department of Financial Institutions. Applications for the necessary approvals have been made, and are now pending before those regulatory agencies. If any of the above regulatory agencies should fail to give the required approval for this transaction within a reasonable time, the Board of Directors of Mission Bank reserves the right, in its sole discretion, to terminate and cancel the plan of reorganization and merger agreement. It is presently contemplated that the completion date of the reorganization will be in the second quarter of 2002.

     Completion of the reorganization between Mission Bank and Mission Merger Company is conditioned upon obtaining the required shareholder and regulatory approvals. Approval of the reorganization by Mission Bank’s shareholders can only be obtained if the affirmative vote of the holders of not less than a majority of the outstanding shares of Mission Bank’s common stock is obtained. The directors of Mission Bank, Mission Merger Company and Mission Bancorp have approved the plan of reorganization and merger agreement. However, if any action, suit, or proceeding should be threatened or instituted with respect to the proposed reorganization, the Board of Directors of Mission Bank reserves the right, in its sole discretion, to terminate the transaction at any time before the effective date.

     If the shareholders of Mission Bank should fail to approve the plan of reorganization and merger agreement, or if the transaction is otherwise terminated as provided above, then the business of Mission Bank shall continue to operate under the ownership of its existing shareholders as it has prior to the adoption of the plan of reorganization and merger agreement.

     It is estimated at this time that the total expenses of the reorganization are approximately $35,000.00, and these expenses will be borne appropriately by the respective parties.

     Should the plan of reorganization and merger agreement be terminated or canceled for any of the reasons set forth above or in the attached plan of reorganization and merger agreement, such termination or cancellation will not result in any liability on the part of Mission Bank, Mission Bancorp, or any of their respective directors, officers, employees, agents or shareholders.

Federal Income Tax Consequences

     The plan of reorganization and merger agreement has been structured to qualify the reorganization as a tax free reorganization under Section 368(a)(1)(A) and Section 368(a)(2)(D) of the Internal Revenue Code of 1986, as amended. The Board of Directors of Mission Bank has reserved the right and intends to terminate the plan of reorganization and merger agreement unless a satisfactory opinion regarding the nontaxability of the proposed transaction is received from either tax counsel or Mission Bank’s accountants.

     If the reorganization is treated as a tax-free reorganization, it will have the following federal income tax consequences:

•	No gain or loss will be recognized by Mission Bank or any of the other parties to the reorganization as a result of the reorganization.

•	No gain or loss will be recognized by the shareholders of Mission Bank upon the exchange of their shares of Mission Bank’s common stock solely for shares of Mission Bancorp’ common stock.

•	The basis and holding periods of the assets exchanged between the parties to the reorganization shall remain the same as those prior to the reorganization.

•	The basis of the shares of Mission Bancorp’ common stock to be received by shareholders of Mission Bank will be the same as the basis of the shares of Mission Bank’s common stock surrendered in exchange for the shares.

•	The holding period of the shares of Mission Bancorp’ common stock to be received by shareholders of Mission Bank will include the holding period of the shares of Mission Bank’s common stock surrendered in exchange for the shares, provided that such stock is held as a capital asset on the date of the completion of the reorganization.

     Management cannot advise individual shareholders and prospective shareholders of the proper tax consequences or suggest the methods of reporting the reorganization. Each shareholder is advised to contact his or her accountant or tax counsel with respect to the reorganization and the means of reporting the transaction as well as regarding the state and local tax consequences which may or may not parallel the federal income tax consequences.

Comparison of Mission Bank and Mission Bancorp:
Analysis of Corporate Structures

     The following chart constitutes a summarization of a comparison between Mission Bank and Mission Bancorp. Reference should be made to the detailed explanations included in this proxy statement/prospectus, and this summary is qualified in its entirety by those detailed explanations.

	Mission Bank	Mission Bancorp
Item	Stock	Stock

Authorized and Outstanding	1,000,000 shares of common stock, no par value, with 555,584 shares outstanding as of March 8, 2002.	10,000,000 shares of common stock, no par value; total shares to be outstanding immediately prior to the reorganization is 100.

Voting Rights	One vote per share with cumulative voting in the election of directors if the requirements for cumulative voting are satisfied	One vote per share with cumulative voting in the election of directors if the requirements for cumulative voting are satisfied.

Dividend Rights	As declared by the Board of Directors subject to the laws in the California Banking Law and applicable federal law	As declared by the Board of Directors subject to the laws in the California General Corporation Law and applicable federal law.
Assessment	Nonassessable	Nonassessable.

Liquidation Rights	Pro rata after payment of debts	Pro rata after payment of debts.

Redemption	Mission Bank may redeem its shares under restrictive conditions of the California Financial Code	Mission Bancorp may redeem its shares under restrictive conditions of the California General Corporation Law.

	Mission Bank	Mission Bancorp
Item	Stock	Stock

Preemptive Rights	None	None.

Number of Directors	Fixed in accordance with the Bylaws	Fixed in accordance with the Bylaws.

Authorized and Outstanding Stock

     Mission Bank currently has an authorized capitalization of 1,000,000 shares of common stock, no par value. Of these authorized capital shares, 555,584 shares of Mission Bank’s common stock were issued and outstanding as of March 8, 2002, and 157,500 shares of Mission Bank’s common stock were reserved for issuance upon exercise of options under Mission Bank’s 1998 Stock Option Plan.

     Mission Bancorp has an authorized capitalization of 10,000,000 shares of common stock, no par value. Of these authorized capital shares, 100 shares of Mission Bancorp’ common stock were issued and outstanding as of April 10, 2002.

Voting Rights

     All voting rights are vested in the holders of common stock of Mission Bank and Mission Bancorp, each share being entitled to one vote, except with respect to the election of directors, as described below.

     For the election of directors, California law provides that every shareholder entitled to vote may cumulate votes for candidates in nomination and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which that shareholder’s shares are entitled, or distribute the shareholder’s votes on the same principal among any or all of the candidates, as the shareholder thinks fit. The candidates receiving the highest number of votes, up to the number of directors to be elected, shall be elected. However, a shareholder may cumulate votes only for a candidate or candidates whose names have been placed in nomination prior to the voting, and only if the shareholder has given notice at the meeting prior to the voting at such meeting of his or her intention to cumulate his or her votes. If any one shareholder has given such notice, all shareholders may cumulate votes for candidates in nomination. The shareholders of Mission Bank now have cumulative voting rights, and the shareholders of Mission Bancorp will have the same voting rights, as described above.

Dividend Rights

     Holders of Mission Bank common stock are entitled to dividends legally available therefor, when and as declared by Mission Bank’s Board of Directors. The California Financial Code provides that a bank may not make a cash distribution to its shareholders in an amount which exceeds the lesser of:

•	the retained earnings, or

•	the net income of the bank for its last three fiscal years, less the amount of any distributions made by the bank to its shareholders during such period.

     However, a bank may, with the approval of the Commissioner of Financial Institutions, make a distribution to its shareholders in an amount not exceeding the greatest of:

•	the retained earnings of the bank,

•	the net income of the bank for its last fiscal year, or

•	the net income of the bank for its current fiscal year.

     If the Commissioner of Financial Institutions finds that the shareholders’ equity of a bank is not adequate or that the payment of a dividend would be unsafe or unsound for the bank, the Commissioner of Financial Institutions may order the bank not to pay any dividend to the shareholders.

     In addition, under the Financial Institutions Supervisory Act of 1966, as amended, the FDIC also has the authority and general enforcement powers to prohibit a bank from engaging in practices which the FDIC considers to be unsafe or unsound. It is possible, depending upon the financial condition of Mission Bank and other factors, that the FDIC could assert that the payment of dividends or other payments might under some circumstances be such an unsafe or unsound practice and thereby prohibit such payment. The Federal Deposit Insurance Corporation Improvement Act of 1991 further prohibits a bank from paying a dividend if the dividend payment would result in the bank failing to meet any of its minimum capital requirements.

     The shareholders of Mission Bancorp will be entitled to receive dividends when and as declared by its Board of Directors, out of funds legally available for the payment of dividends, as provided in the California General Corporation Law. The California General Corporation Law provides that a corporation may make a distribution to its shareholders if retained earnings immediately prior to the dividend payout at least equal the amount of the proposed distribution. In the event that sufficient retained earnings are not available for the proposed distribution, a corporation may, nevertheless, make a distribution, if it meets both the “quantitative solvency” and the “liquidity” tests. In general, the quantitative solvency test requires that the sum of the assets of the corporation equal at least 1-1/4 times its liabilities. The liquidity test generally requires that a corporation have current assets at least equal to current liabilities, or, if the average of the earnings of the corporation before taxes on income and before interest expenses for the two preceding fiscal years was less than the average of the interest expense of the corporation for such fiscal years, then current assets must equal at least 1-1/4 times current liabilities. In certain circumstances, Mission Bancorp may be required to obtain the prior approval of the Federal Reserve Board to make capital distributions to shareholders of Mission Bancorp.

Assessment of Shares

     Shares of Mission Bank are not subject to assessment and shares of Mission Bancorp also will not be subject to assessment.

Liquidation Rights

     The holders of Mission Bank common stock are entitled to share equally in Mission Bank’s assets legally available for distribution in the event of liquidation or dissolution. Similarly, holders of Mission Bancorp common stock will have a pro rata right to participate in the Mission Bancorp’ assets legally available for distribution in the event of liquidation or dissolution.

Preemptive Rights

     The holders of Mission Bank’s common stock do not have preemptive rights to subscribe to any additional shares of Mission Bank’s common stock being issued. The holders of Mission Bancorp’ common stock also will not have preemptive rights to subscribe to any additional shares of Mission Bancorp’ common stock being issued. Therefore, shares of Mission Bancorp’ common stock or other securities may be offered in the future to the investing public or to shareholders at the discretion of Mission Bancorp’ Board of Directors.

Directors

     Mission Bank’s Bylaws authorize its Board of Directors or shareholders to designate the number of directors at any number from 7 to 13 with certain limitations, and Mission Bancorp’s Bylaws authorize its Board of Directors or shareholders to designate the number of directors at any number from 8 to 15.

Rights of Dissenting Shareholders of Mission Bank

     California state law does not provide for exercise of dissenters’ rights in the context of the reorganization.

Corporate Operation and Management

     The Articles of Incorporation and Bylaws of Mission Bank and of Mission Bancorp are substantially similar in all material provisions, except with respect to provisions in Mission Bank’s Articles of Incorporation and Bylaws required by California Financial Code and applicable only to banks.

Operations Under Mission Bancorp

Organization

     Mission Bancorp was organized and incorporated under the laws of the State of California on January 31, 2002, at the direction of the Board of Directors of Mission Bank for the purpose of becoming a bank holding company to acquire all of the outstanding capital stock of Mission Bank. The principal location of Mission Bancorp and its operations will be at the administrative offices of Mission Bank located at 1330 Truxtun Avenue, Bakersfield, California 93301.

     In order to effect the reorganization and to initially capitalize Mission Bancorp, Ronald Boylan, a director of Mission Bancorp, loaned $30,000 to Mission Bancorp, payable with interest. In addition, Mr. Richard Fanucchi has purchased 100 shares of the common stock of Mission Bancorp at an aggregate purchase price of $150 for an aggregate capitalization of $30,150. Upon the completion of the reorganization, the loan will be repaid and the 100 shares of Mission Bancorp’s common stock will be repurchased and canceled by Mission Bancorp for the sum of $150. Presently, 100 shares of Mission Bancorp’s common stock are outstanding, and Mission Bancorp will have no additional stock issued until after the shareholders of Mission Bank have approved the plan of reorganization and merger agreement and the reorganization is completed.

Management and Directors of Mission Bancorp

     The present Board of Directors of Mission Bancorp is composed of the ten current directors of Mission Bank, and consists of the following individuals:

Bruce Beretta	Richard Fanucchi
Ronald Boylan	Curtis Floyd
Arnold Cattani	Daniel Rodriguez
Salvador Chipres	Kurt Thomas
Paramijt Dosanjh	Mary Jane Wilson

     Upon completion of the reorganization, the business of Mission Bank will be conducted as a subsidiary of Mission Bancorp, and will be carried on with the same directors, officers, personnel, property and name as before the transaction. Mission Bancorp will not pay its executive officers any amounts in addition to the amounts they receive as executive officers of Mission Bank.

     The following directors and officers of Mission Bank have agreed to serve as the initial directors and officers of Mission Bancorp:

	Position with	Position with
Name	Mission Bank	Mission Bancorp

Bruce Beretta	Director	Director
Ronald Boylan	Director	Director
Grady R. Buck	Sr. Vice President & Chief Credit Officer	Sr. Vice President & Chief Credit Officer
Arnold Cattani	Chairman of the Board	Chairman of the Board
Salvador Chipres	Director	Director
Geri Combs	Vice President & Chief Financial Officer	Vice President & Chief Financial Officer
Paramijt Dosanjh	Director	Director
Richard Fanucchi	President, Chief Executive Officer & Director	President, Chief Executive Officer & Director
Curtis Floyd	Vice Chairman of the Board	Vice Chairman of the Board
Daniel Rodriguez	Director	Director
Kurt Thomas	Director	Director
Mary Jane Wilson	Director	Director

     The business of Mission Bank will be carried on after the reorganization, with the same officers, employees and properties, and the Mission Bancorp directors shall serve until their successors have been duly elected and qualified at Mission Bancorp’s next annual meeting of shareholders.

Supervision and Regulation of Mission Bancorp

     Upon completion of the reorganization, Mission Bancorp will become a bank holding company within the meaning of the Bank Holding Company Act, and will become subject to the supervision and regulation of the Federal Reserve Board. A notice application for prior approval to become a bank holding company has previously been filed by Mission Bancorp with the Federal Reserve Board.

     As a bank holding company, Mission Bancorp will be required to register with the Federal Reserve Board within 180 days after the reorganization is completed, and, thereafter, to file annual reports and other information concerning its business operations and those of its subsidiaries as the Federal Reserve Board may require. The Federal Reserve Board also has the authority to examine Mission Bancorp and each of its respective subsidiaries, as well as any arrangements between Mission Bancorp and any of its respective subsidiaries, with the cost of any such examination to be borne by Mission Bancorp.

     In the future, Mission Bancorp will be required to obtain the prior approval of the Federal Reserve Board before it may acquire all or substantially all of the assets of any bank, or ownership or control of voting securities of any bank if, after giving effect to such acquisition, Mission Bancorp would own or control more than 5 percent of the voting shares of such bank.

     A bank holding company and its subsidiaries are also prohibited from engaging in certain tie-in arrangements in connection with extensions of credit, leases, sales, or the furnishing of services. For example, Mission Bank will generally be prohibited from extending credit to a customer on the condition that the customer also obtain other services furnished by Mission Bancorp, or any of its subsidiaries, or on the condition that the customer promise not to obtain financial services from a competitor. Mission Bancorp and its subsidiaries will also be subject to certain restrictions with respect to engaging in the underwriting, public sale and distribution of securities.

     Mission Bancorp and any subsidiaries which it may acquire or organize after the reorganization will be deemed affiliates of Mission Bank within the meaning of the Federal Reserve Act. Loans by Mission Bank to affiliates, investments by Mission Bank in affiliates’ stock, and taking affiliates’ stock by Mission Bank as collateral for loans to any borrower will be limited to 10 percent of Mission Bank’s capital, in the case of each affiliate, and 20 percent of Mission Bank’s capital, in the case of all affiliates. In addition, these transactions must be on terms and conditions that are consistent with safe and sound banking practices and, in particular, a bank and its subsidiaries generally may not purchase from an affiliate a low-quality asset, as that term is defined in the Federal Reserve Act. Such restrictions also prevent a bank holding company and its other affiliates from borrowing from a banking subsidiary of the bank holding company unless the loans are secured by marketable collateral of designated amounts.

     A bank holding company is also prohibited from itself engaging in or acquiring direct or indirect ownership or control of more than 5% of the voting shares of any company engaged in nonbanking activities. One of the principal exceptions to this prohibition is for activities found by the Federal Reserve Board by order or regulation to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In making these determinations, the Federal Reserve Board considers whether the performance of such activities by a bank holding company or a bank holding company subsidiary would offer advantages to the public which outweigh possible adverse effects.

     Federal Reserve Regulation Y sets out those activities which are regarded as closely related to banking or managing or controlling banks, and thus, are permissible activities that may be engaged in by bank holding companies subject to approval in certain cases by the Federal Reserve Board. The Gramm-Leach-Bliley Act (“GLBA”) allows for a new type of bank holding company under the Bank Holding Company Act. The new bank holding company is allowed to engage in insurance and securities underwriting, merchant banking and insurance company portfolio investment activities. GLBA also allows bank holding companies to engage in any activity considered “financial” in nature or incidental to such financial activities.

     Although Mission Bancorp has no present plans, agreements or arrangements to engage in any nonbanking activities, Mission Bancorp may consider in the future engaging in one or more of the above activities, subject to the approval of the Federal Reserve Board.

     Directors, executive officers, and principal shareholders of Mission Bancorp will be subject to restrictions on the sale of their Mission Bancorp stock under Rule 144 as promulgated under the Securities Act of 1933.

Indemnification of Mission Bancorp’s Directors and Officers

     Mission Bancorp’ Articles of Incorporation and Bylaws provide for indemnification of agents including directors, officers and employees to the maximum extent allowed by California law. The indemnification law of the State of California generally allows indemnification, in matters not involving the right of the corporation, to an agent of the corporation if such person acted in good faith and in a manner such person reasonably believed to be in the best interests of the corporation, and in the case of a criminal matter had no reasonable cause to believe the conduct of such person was unlawful. California law, with respect to matters involving the right of a corporation, allows indemnification of an agent of the corporation, if such person acted in good faith, in a manner such person believed to be in the best interests of the corporation and its shareholders; provided that there shall be no indemnification for: amounts paid in settling or otherwise disposing of a pending action without court approval; expenses incurred in defending a pending action which is settled or otherwise disposed of without court approval; or matters which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which the proceeding is or was pending shall determine that such person is entitled to be indemnified.

     The Bylaws provide that Mission Bancorp will indemnify its directors, officers and employees and that such right to indemnification shall be a contract right. The Bylaws also provide that Mission Bancorp may purchase and maintain insurance covering its directors, officers and employees against any liability asserted against any of them and incurred by any of them, whether or not Mission Bancorp would have the power to indemnify them against such liability under the provisions of applicable law or the provisions of the Bylaws.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Mission Bancorp pursuant to the foregoing, Mission Bancorp has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

Mission Merger Company

General Background

     At the direction of the Board of Directors of Mission Bank, Mission Merger Company was incorporated on March 7, 2002. It was organized to facilitate the reorganization. On the date of the reorganization, Mission Bank will merge with Mission Merger Company, with Mission Bank as the surviving entity.

Initial Capitalization

     Mission Merger Company was initially capitalized through the purchase of 100 shares of its common stock by Mission Bancorp for an aggregate sum of $100.00. The 100 shares of capital stock of Mission Merger Company issued and outstanding immediately prior to the date of reorganization shall be converted into and exchanged by Mission Bancorp for 100 shares of Mission Bank common stock. Mission Merger Company will disappear and all of the outstanding shares of Mission Bank common stock will be owned by Mission Bancorp.

Mission Bank

General

     Mission Bank was incorporated under the laws of the State of California on April 28, 1998, and was licensed by the Commissioner of Financial Institutions and commenced operations as a California state-chartered bank on October 7, 1998.

Bank Services

     As an independent commercial bank, Mission Bank offers a full range of commercial banking services primarily to the business and professional community and individuals located in Kern County.

     Mission Bank offers a wide range of deposit instruments including personal and business checking accounts and savings accounts, interest-bearing negotiable order of withdrawal accounts, money market accounts and time certificates of deposit. Most of Mission Bank’s deposits are attracted from individuals and from small and medium-sized business-related sources.

     Mission Bank also engages in a full complement of lending activities, including real estate mortgage, commercial and industrial, real estate construction, as well as agricultural and consumer loans, with particular emphasis on short and medium-term obligations. Mission Bank’s loan portfolio is not concentrated in any one industry, although approximately 61% of Mission Bank’s loans are secured by real estate. A loan may be secured (in whole or in part) by real estate even though the purpose of the loan is not to facilitate the purchase or development of real estate. At December 31, 2001, Mission Bank had loans (net of unearned fees) outstanding of $41 million, which represented approximately 81% of Mission Bank’s total deposits and approximately 72% of its total assets.

     Real estate mortgage loans are secured by deeds of trust primarily on commercial property. Repayment of real estate mortgage loans is generally from the cash flow of the borrower. Commercial and industrial loans have a high degree of industry diversification. A substantial portion of the commercial and industrial loans are secured by accounts receivable, inventory, leases or other collateral. The remainder are unsecured; however, extensions of credit are predicated on the financial capacity of the borrower. Repayment of commercial loans is generally from the cash flow of the borrower. Real estate construction loans consist of loans to residential contractors which are secured by single family residential properties. All real estate loans have established equity requirements. Repayment of real estate construction loans is generally from long-term mortgages with other lending institutions. Agricultural loans are generally secured by land, equipment, inventory and receivables. Repayment of this loan category is from the cash flow of the borrower. At December 31, 2001 real estate mortgage loans, commercial and industrial loans, real estate construction loans and agricultural loans constituted approximately 51%, 32%, 11% and 5%, respectively, of Mission Bank’s total loan portfolio.

     In the normal course of business, Mission Bank makes various loan commitments and incurs certain contingent liabilities. At December 31, 2001, these financial instruments included commitments to extend credit of $9.6 million, and standby letters of credit of $.009 million. Of the $9.6 million in loan commitments outstanding at December 31, 2001, $6.3 million were on loans with maturities of one year or less. Due to the nature of the business of Mission Bank’s customers, there are no seasonal patterns or absolute predictability to the utilization of unused loan commitments; therefore Mission Bank is unable to forecast the extent to which these commitments will be exercised within the current year. Mission Bank does not believe that any such utilization will constitute a material liquidity demand.

     In addition to the loan and deposit services discussed above, Mission Bank also offers a wide range of specialized services designed to attract and service the needs of commercial customers and account holders. These services include cashier’s checks, traveler’s checks, money orders, and foreign drafts. Mission Bank does not operate a trust department; however, it makes arrangements with its correspondent bank to offer trust services to its customers on request. Most of Mission Bank’s business originates from within Kern County. Neither Mission Bank’s business or liquidity is seasonal, and there has been no material effect upon Mission Bank’s capital expenditures, earnings or competitive position as a result of federal, state or local environmental regulation.

Employees

     At December 31, 2001, Mission Bank employed 15 persons on a full-time equivalent basis. Mission Bank believes its employee relations are excellent.

Properties

     Mission Bank’s main office branch is located at 1330 Truxtun Avenue, Bakersfield, California, which consists of approximately 4,844 square feet of interior floor space in a single-story, multi-tenant building. Mission Bank is leasing this office from the Kern County Superintendent of Schools, for an original term of 5 years beginning in March, 1998, with options to extend for an additional five years.

     Mission Bank’s total occupancy expense, exclusive of furniture and equipment expense, for the year ended December 31, 2001, was approximately $182,100. Management believes that its existing facilities are adequate for its present purposes and anticipated growth in the foreseeable future.

Legal Proceedings

     From time to time, Mission Bank is a party to claims and legal proceedings arising in the ordinary course of business. Mission Bank’s management is not aware of any material pending litigation proceedings to which it is a party or has recently been a party to, which will have a material adverse effect on the financial condition or results of operations of Mission Bank.

Competition

     The banking business in California generally, and in the market areas served by Mission Bank specifically, is highly competitive with respect to both loans and deposits. Mission Bank competes for loans and deposits with other commercial banks, savings and loan associations, finance companies, money market funds, credit unions and other financial institutions, including a number that are much larger than Mission Bank. As of December 31, 2001 there were 92 banking offices, including 41 offices of three major chain banks, operating within Mission Bank’s primary market areas in Kern County. There has been increased competition for deposit and loan business over the last several years as a result of deregulation. Many of the major commercial banks operating in Mission Bank’s market areas offer certain services, such as trust and international banking services, which Mission Bank does not offer directly. Additionally, banks with larger capitalization have larger lending limits and are thereby able to serve larger customers.

     In addition to competition from insured depository institutions, principal competitors for deposits and loans have been mortgage brokerage companies, insurance companies, brokerage houses, credit card companies and even retail establishments offering investment vehicles such as mutual funds, annuities and money market funds, as well as traditional bank-like services such as check access to money market funds, or cash advances on credit card accounts.

     In order to compete with the other financial institutions in its principal marketing area, Mission Bank relies principally upon local promotional activities, personal contacts by its officers, directors and employees, and close connections with its community.

Supervision and Regulation of Mission Bank

     General: Mission Bank, as a California state-chartered member bank whose deposits are insured by the FDIC up to the maximum legal limits thereof, is subject to regulation, supervision and regular examination by the Commissioner of Financial Institutions and the Federal Reserve Board. Mission Bank is also subject to provisions of the Federal Reserve Act and their regulations. The regulations of these various agencies govern most aspects of Mission Bank’s business, including required reserves on deposits, investments, loans, certain of their check clearing activities, issuance of securities, payment of dividends, branching and numerous other matters. As a consequence of the extensive regulation of commercial banking activities in California and the United States, Mission Bank’s business is particularly susceptible to changes in California and federal legislation and regulations which may have the effect of increasing the cost of doing business, limiting permissible activities or increasing competition.

     Impact of Monetary Policies: Banking is a business which depends on interest rate differentials. In general, the difference between the interest paid by Mission Bank on its deposits and its other borrowings and the interest received by Mission Bank on loans extended to its customers and securities held in its portfolio, comprises the major portion of Mission Bank’s earnings. These rates are highly sensitive to many factors which are beyond the control of Mission Bank. Accordingly, the earnings and growth of Mission Bank are subject to the influence of domestic and foreign economic conditions, including inflation, recession and unemployment.

     The earnings and growth of Mission Bank are affected not only by general economic conditions, both domestic and international, but also by the monetary and fiscal policies of the United States and its agencies, particularly the Federal Reserve Board. The Federal Reserve Board can and does implement national monetary policy such as seeking to curb inflation and combat recession, by its open market operations in U.S. Government securities, by adjusting the required level of reserves for financial institutions subject to reserve requirements and by varying the discount rates applicable to borrowings by banks from the Federal Reserve System. The actions of the Federal Reserve Board influence the growth of bank loans, investments and deposits and also affect interest rates charged on loans and paid on deposits. The nature and impact that future changes in fiscal or monetary policies or economic controls may have on Mission Bank’s business and earnings cannot be predicted. In addition, adverse economic conditions could make a higher provision for loan losses a prudent course and could cause higher loan charge-offs, thus adversely affecting Mission Bank’s net income.

     Recent Legislation and Other Changes: From time to time, legislation is enacted which has the effect of increasing the cost of doing business, limiting or expanding permissible activities or affecting the competitive balance between banks and other financial institutions. Proposals to change the laws and regulations governing the operations and taxation of banks and other financial institutions are frequently made in Congress, in the California legislature and before various bank regulatory agencies. Certain of the potentially significant changes which have been enacted recently and others which are currently under consideration by Congress or various regulatory agencies are discussed below.

     The Federal Reserve Board and the Secretary of the Treasury in January 2001 jointly adopted a final rule governing merchant banking investments made by financial holding companies. The rule implements provisions of the Gramm-Leach-Bliley Act discussed below that permit financial holding companies to make investments as part of a bona fide securities underwriting or merchant or investment banking activity. The rule provides that a financial holding company may not, without Federal Reserve Board approval, directly or indirectly acquire any additional shares, assets or ownership interests or make any additional capital contribution to any company the shares, assets or ownership interests of which are held by the financial holding company subject to the rule if the aggregate carrying value of all merchant banking investments held by the financial holding company exceeds:

•	30 percent of the Tier 1 capital of the financial holding company, or

•	after excluding interests in private equity funds, 20 percent of the Tier 1 capital of the financial holding company.

     A separate final rule will establish the capital charge of merchant banking investments for the financial holding company.

     The American Homeownership and Economic Opportunity Act of 2000 was enacted in late 2000 and provides for certain regulatory and financial relief to depository institutions. With respect to savings and loan associations, the Home Owners’ Loan Act was amended to

•	repeal the savings association liquidity requirements, and

•	permit a savings and loan holding company with prior approval to acquire more than 5% of the voting shares of a nonsubsidiary savings association or nonsubsidiary savings and loan holding company.

     With respect to national banks, the Banking Act of 1933 was amended to allow a national bank to

•	specifically reorganize into a bank holding company structure or merge with subsidiaries and nonbank affiliates

•	have more than 25 directors as may be allowed by the Comptroller,

•	have director terms of up to three years,

•	have a classified board, and

•	allow the repurchase of stock to prevent loss upon a previously contracted debt without having to dispose of it within a period of six months.

     In addition, federal banking law was amended to authorize the Comptroller to waive the citizenship requirement for a minority of the directors on national bank board and to repeal the 20% surplus requirement for national banks. As to depository institutions, in general, the federal banking agencies are to develop a system for the electronic filing and dissemination of depository institution call reports.

     The Gramm-Leach-Bliley Act (“GLBA”) was enacted in late 1999. GLBA, among other things, repeals the Glass-Steagall Act. The Glass-Steagall Act enacted in the depression era prohibited banks from affiliating with securities firms. In addition, GLBA allows for a new type of bank holding company under the Bank Holding Company Act. The new bank holding company will be allowed to engage in insurance and securities underwriting, merchant banking and insurance company portfolio investment activities. Currently, bank holding companies are strictly limited in the amount of insurance and securities underwriting activities in which they may engage.

     GLBA also allows bank holding company companies to engage in any activity considered “financial” in nature or incidental to such financial activities. Under the existing Bank Holding Company Act, incidental activities are limited to those that are “banking” in nature or incidental to such banking activities.

     Financial activities include, as well as lending, providing insurance as an agent, broker or as principal, issuing annuities, underwriting, and dealing in or making a market in securities. All insurance activities that are to be conducted must be conducted in compliance with applicable state laws. In connection with insurance sales the United States Supreme Court case of Barnett Bank of Marion County N.A. v. Nelson, 116 S. Ct. 1103 (1996) is followed by GLBA, and GLBA further provides that “no state may, by statute, regulation, order, interpretation, or other action, prevent or significantly interfere with the ability of an insured depository institution, or a subsidiary or affiliate thereof, to engage, directly or indirectly, either by itself or in conjunction with a subsidiary, affiliate, or any other party, in any insurance sales, solicitation, or cross-marketing activity.”

     The Community Reinvestment Act provisions in GLBA require that any new bank holding company that is formed meet the conditions that all of the company’s insured depository institutions are well capitalized and well managed or received at least a satisfactory rating in the most recent Community Reinvestment Act examination.

     Other key aspects of GLBA include the following:

•	streamlining bank holding company supervision by defining the roles of the Federal Reserve and other federal and state regulators;

•	prohibiting FDIC assistance to affiliates and subsidiaries of banks and thrifts;

•	allowing a national bank that is well capitalized and well managed to establish new operating subsidiaries that may engage in financial activities other than insurance underwriting, merchant banking, insurance company portfolio investments, real estate development and real estate investment, so long as the aggregate assets of all financial subsidiaries do not exceed 45% of the parent’s assets or $50 billion, whichever is less;

•	permitting national banks to underwrite municipal bonds;

•	providing that securities activities conducted by a bank subsidiary will be subject to regulation by the Securities and Exchange Commission;

•	providing that insurance activities conducted by a bank subsidiary will be subject to regulation by the applicable state insurance authority;

•	replacing broker-dealer exemptions allowed to banks with limited exemptions;

•	providing that de novo unitary thrift holding company applications received by the Office of Thrift Supervision after May 4, 1999 shall not be approved;

•	providing that existing unitary thrift holding companies may only be sold to financial companies;

•	adopting new privacy provisions which allow customers to “opt out” of sharing nonpublic personal information with nonaffiliated third parties subject to certain exceptions;

•	requiring that ATM’s which impose a fee on noncustomers to disclose on the ATM screen the amount of the fee prior to a transaction becoming irrevocable on the ATM;

•	providing regulatory relief to smaller banks with less than $250 million in total assets with respect to the frequency of CRA examinations. The time between examinations may be as long as five years for small banks and savings and loans; and

•	requiring plain language for federal banking agency regulations.

     On October 1, 1998, the FDIC adopted two new rules governing minimum capital levels that FDIC-supervised banks must maintain against the risks to which they are exposed. The first rule makes risk-based capital standards consistent for two types of credit enhancements (i.e., recourse arrangements and direct credit substitutes) and requires different amounts of capital for different risk positions in asset securitization transactions. The second rule permits limited amounts of unrealized gains on equity securities to be recognized for risk-based capital purposes.

     In August 1997, Assembly Bill 1432 (“AB1432”) was signed into law, which provides for certain changes in the banking laws of California. Effective January 1, 1998 AB1432 eliminates the provisions regarding impairment of contributed capital and the assessment of shares when there is an impairment of capital. AB1432 now allows the California Department of Financial Institutions to close a bank, if the Department of Financial Institutions finds that the bank’s tangible shareholders’ equity is less than the greater of 3% of the bank’s total assets or $1 million. AB1432 also moved administration of the Local Agency Program from the California Department of Financial Institutions to the California State Treasurer’s office.

     It is impossible to predict what effect the enactment of certain of the above-mentioned legislation will have on Mission Bank and on the financial institutions industry in general. Moreover, it is likely that other bills affecting the business of banks may be introduced in the future by the United States Congress or California legislature.

Capital Ratios

     As of December 31, 2001, Mission Bank’s leverage ratio was 9.98%, its Tier 1 risk-based capital ratio was 12.52%, and its total risk-based capital ratio was 13.76%. Based upon these capital ratios and Mission Bank’s standing with the Federal Reserve Board, Mission Bank is considered a well capitalized institution.

Selected Financial Information

     The following table sets forth selected financial date of Mission Bank as of December 31, 2001, 2000, 1999 and 1998, respectively:

	2001	2000	1999	1998

	(Dollars in thousands, except per share data)
Interest income	3,350	2,801	1,375	91
Interest expense	1,258	1,012	401	19
Provision for loan losses	225	180	114	50
Other income	221	114	44	1
Other expense	1,774	1,237	881	317
Net income	314	486	23	(294)
Earnings per share (basic)	.57	.88	.04	(.56)
Total assets	57,040	35,067	24,941	7,929
Total deposits	50,543	29,328	19,725	3,019
Total equity	5,780	5,435	4,909	4,886

Price Range of Mission Bank’s Common Stock

     The shares of Mission Bank common stock are thinly traded, and no established public trading market exists. The shares of Mission are not listed on a national exchange, and there is no established public market for Mission Bank common stock. The high and low sales prices and volume of trades concerning Mission Bank’s common stock are provided in the chart below.

	Sales Prices
			Number of
Calendar Quarter	High	Low	Shares Traded

2001
Fourth quarter	16.50	15.25	7,600
Third quarter	16.50	15.05	6,000
Second quarter	17.00	15.00	6,700
First quarter	19.00	17.00	600
2000
Fourth quarter	21.00	15.125	800
Third quarter	15.50	15.00	1,800
Second quarter	15.50	14.25	5,200
First quarter	14.25	13.375	600
1999
Fourth quarter	14.00	13.00	1,600
Third quarter	12.00	12.00	100

Dividends

     Mission Bank has paid no cash dividends since inception. The payment of dividends in the future is subject to the discretion of the Board of Directors of Mission Bank and will depend on Mission Bank’s earnings, financial condition and other relevant factors, including applicable regulatory orders and restrictions with respect to dividends. After the reorganization, it is expected that Mission Bank will pay a dividend to Mission Bancorp in the amount of approximately $30,000 to pay for the reorganization costs and initial capitalization and provide Mission Bancorp with working capital. If the reorganization is approved, dividends to shareholders may be paid by Mission Bancorp. The payment of cash dividends by Mission Bancorp in the future is subject to the discretion of the Board of Directors of Mission Bancorp and will depend on Mission Bank paying a cash dividend to Mission Bancorp. Mission Bank’s ability to pay a cash dividend to Mission Bancorp will depend on Mission Bank’s earnings, financial condition and other relevant factors, including applicable regulatory orders and restrictions with respect to dividends. No cash dividends by Mission Bancorp are expected to be paid in the immediate future.

Unaudited Pro Forma Capitalization

     The following table sets forth the unaudited actual capitalization of Mission Bank at December 31, 2001, the proposed capitalization of Mission Merger Company and Mission Bancorp immediately prior to completion of the reorganization, and the pro forma capitalization of Mission Bank and Mission Bancorp on a consolidated basis to reflect the completion of the reorganization.

				Pro Forma of
		Mission Merger	Mission	Mission Bancorp and
	Mission Bank(1)	Company(2)	Bancorp(3)	Mission Bank

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Shareholders’ Equity:
Common stock	5,708,078	100	150	5,780,078
Other capital accounts	0	0	0	0
Total	5,708,078	100	150	5,780,078
Per Share Data:
Common stock Authorized	1,000,000	1,000,000	10,000,000	10,000,000
Outstanding	555,584	100	100	555,584

(1)	Capital stock and outstanding shares are stated as of December 31, 2001.

(2)	Funds to capitalize Mission Merger Company were obtained by issuing 100 shares to Mission Bancorp for $100. At the time of the reorganization, Mission Bancorp will receive $100, and the shares of Mission Merger Company common stock will be exchanged for shares of Mission Bank common stock.

(3)	Funds to capitalize Mission Bancorp were obtained by a loan in the amount of $30,000 and the issuing of a total of 100 shares of Mission Bancorp for the sum of $150.00. Upon completion of the reorganization, the loan will be repaid and the 100 shares will be repurchased by Mission Bancorp.

     As of December 31, 2001, Mission Bank had issued and outstanding 555,584 total shareholders’ equity of Mission Bank of $5.8 million results in a book value of $10.40 per share for Mission Bank common stock. After the reorganization and the one-for-one share exchange of Mission Bank common stock for Mission Bancorp common stock, and based on the shares outstanding as of the March 8, 2002 record date, Mission Bancorp will have 555,584 shares of common stock issued and outstanding, plus any additional shares up to 157,500 shares of common stock which become outstanding pursuant to the exercise of outstanding stock options under Mission Bank’s 1998 stock option plan.

Financial Statements and Related Matters

     Mission Bank’s audited statements of condition as of December 31, 2001 and 2000 and related audited statements of earnings, changes in stockholders’ equity and cash flows for each of the years ended December 31, 2001 and 2000, prepared in conformity with generally accepted accounting principles, report of independent public accountants, management’s discussion and analysis of financial condition and the results of operations are set forth in Mission Bank’s 2001 Annual Report to Shareholders which is being delivered with this proxy statement/prospectus.

Management of Mission Bank

Directors and Executive Officers

     The following table sets forth, as of March 1, 2002, the names of, and certain information regarding, the directors of Mission Bank.

Name and Title		Year First	Principal Occupation
Other than		Appointed	During the
Director	Age	Director	Past Five Years

Bruce Beretta	48	1998	President, Ag-Wise, Inc.
Ronald Boylan	60	1998	President, B&B Surplus
Arnold Cattani, Chairman	54	1998	Farmer/Investor
Salvador Chipres	57	1998	Owner, Salvador Chipres Construction
Paramijt Dosanjh	47	1998	General Partner, Dosanjh Bros. Farms
Richard Fanucchi, President and Chief Executive Officer	56	2000	President and Chief Executive Officer, Mission Bank
Curtis Floyd, Vice Chairman	39	1998	Partner, Floyd and Horrigan Law Firm
Daniel Rodriguez	48	1998	Attorney
Kurt Thomas	55	1998	Rancher/Investor
Mary Jane Wilson	51	1998	President, WZI, Inc.

     All of the above directors are nominees for the members of Mission Bank’s Board of Directors. In addition, all of the directors named above have served as members of Mission Bank’s Board of Directors during the year 2001. All nominees will continue to serve if elected at the meeting until the 2003 annual meeting of shareholders and until their successors are elected and have been qualified. None of the directors were selected pursuant to any arrangement or understanding other than with the directors and executive officers(1) of Mission Bank acting within their capacities as such. There are no family relationships between any of the directors of Mission Bank. No director of Mission Bank serves as a director of any company which has a class of securities registered under, or which is subject to the periodic reporting requirements of, the Securities Exchange Act of 1934, or of any company registered as an investment company under the Investment Company Act of 1940.

The Board of Directors and Committees

     Mission Bank’s Board of Directors met thirteen (13) times in 2001. None of Mission Bank’s directors attended less than 75 percent of all Board of Directors’ meetings and committee meetings of which they were a member.

     Mission Bank has an audit committee which meets as needed to review examinations of the Federal Reserve Board, the Department of Financial Institutions and Brown Armstrong, Mission Bank’s auditor. The audit committee consists of Directors Curtis Floyd, Daniel Rodriguez, Mary Jane Wilson and outside committee member Melissa Fortune. The audit committee met six (6) times during 2001. The audit committee functions are to review all internal and external audits, report any significant findings to the Board of Directors, and ensure that the internal audit plans are met, programs are carried out, and weaknesses are promptly responded to. The audit committee meets annually to discuss and review the overall audit plan.

     Mission Bank has a personnel committee which met two times in 2001. The personnel committee consists of Directors Ronald Boylan, Salvador Chipres, Kurt Thomas and Richard Fanucchi. The purpose of the personnel committee is to set policies, review salary recommendations, grant stock options and approve other personnel matters which are in excess of management’s authority.

     Mission Bank has a loan committee which met twenty-five (25) times in 2001. The loan committee consists of Ronald Boylan, Bruce Beretta, Arnold Cattani, Paramijt Dosanjh, Richard Fanucchi and Kurt Thomas. The loan committee is responsible for establishing loan policies and procedures and for reviewing Mission Bank’s loan portfolio.

     Mission Bank has a Funds Management Committee which met two (2) times in 2001. The Funds Management Committee consists of Ronald Boylan, Arnold Cattani and Daniel Rodriguez. The Funds Management Committee is responsible for establishing investment policies, liquidity and asset/liability strategies.

(1)	As used in this proxy statement, the term “executive officer” of Mission Bank includes the President/Chief Executive Officer, Senior Vice President/Chief Financial Officer, Senior Vice President/Chief Credit Officer and Senior Vice President/Chief Operating Officer.

Compensation of Directors and Executive Officers

     Director Compensation

     Directors are compensated in the amount of $150.00 per board meeting attended and $150.00 per committee meeting attended.

     Executive Officers

     The following table sets forth information, as of March 1, 2002, concerning executive officers of Mission Bank:

		Position and Principal Occupation
Name	Age	For the Past Five Years

Richard Fanucchi	57	President and Chief Executive Officer, Mission Bank. Formerly Chief Credit Officer, Mission Bank.
Grady R. Buck	54	Senior Vice President and Chief Credit Officer, Mission Bank
Geri Combs	37	Vice President and Chief Financial Officer/Controller, Mission Bank

Executive Compensation

     The persons serving as the executive officers of Mission Bank received during 2001, and are expected to continue to receive in 2002, cash compensation in their capacities as executive officers of Mission Bank.

     The following Summary Compensation Table indicates the compensation of Mission Bank’s executive officers.

Summary Compensation Table

					Long Term Compensation

Annual Compensation					Awards		Payouts

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
				Other
				Annual	Restricted			All Other
Name and				Compen-	Stock		LTIP	Compen-
Principal		Salary	Bonus	sation	Award(s)	Options/	Payouts	sation
Position	Year	($)	($)	($)	($)	SARs	($)	($)(4)

Richard Fanucchi, President and Chief Executive Officer (in 1999 Mr. Fanucchi served as Chief Credit Officer)	2001	117,756	12,000	n/a	n/a	n/a	n/a	4,658
	2000	93,396	12,000	n/a	n/a	12,000 shares	n/a	4,254
	1999	86,500	n/a	n/a	n/a	n/a	n/a	1,260
Grady Buck, Senior Vice President and Chief Credit Officer(1)	2001	86,479	6,000	n/a	n/a	n/a	n/a	3,451
	2000	49,000	2,500	n/a	n/a	6,000 shares	n/a	n/a
	1999
Geri Combs, Vice President and Chief Financial Officer(2)	2001	76,000	6,000	n/a	n/a	n/a	n/a	1,348
	2000	71,756	2,500	n/a	n/a	6,000 shares	n/a	932
	1999	10,365	n/a	n/a	n/a	n/a	n/a	n/a
Jack Kennedy, President and Chief Executive Officer(3)	2001	80,100	n/a	n/a	n/a	n/a	n/a	n/a
	2000	110,000	n/a	n/a	n/a	n/a	n/a	n/a
	1999	48,192	n/a	n/a	n/a	n/a	n/a	n/a

(1)	Mr. Buck started with Mission Bank on June 1, 2000.

(2)	Ms. Combs started with Mission Bank on November 8, 1999.

(3)	Mr. Kennedy’s employment with Mission Bank terminated on March 15, 2000.

(4)	This amount represents Mission Bank’s contribution under Mission Bank’s Cash or Deferred 401(k) Plan, Mission Bank’s Employee Stock Ownership Plan and the cost of premiums for excess disability, medical and life insurance.

Option/SAR Exercises and Year-End Value Table

Aggregated Option/SAR Exercises in Last Fiscal Year and Year-End Option/SAR Value

(a)	(b)	(c)	(d)	(e)
			Number of	Unexercised In-
			Unexercised	the-Money
			Options/SARs at	Options/SARs at
			Year-End (#)	Year-End ($)(1)
	Shares Acquired on	Value Realized	Exercisable/	Exercisable/
Name	Exercise (#)	($)	Unexercisable	Unexercisable

Richard Fanucchi	n/a	n/a	10,275/9,600 Options Only	$50,166/$15,600
Grady R. Buck	n/a	n/a	1,200/4,800 Options Only	$1,050/$4,200
Geri Combs	n/a	n/a	2,520/3,780 Options Only	$14,805/$22,208

(1)	Options are “in-the-money” when the fair market value of the underlying securities exceeds the exercise price of the options.

     Mr. Fanucchi, Mission Bank’s President and Chief Executive Officer, has an employment agreement with Mission Bank which provides for a three year term, commencing March 15, 2000. Under the agreement, Mr. Fanucchi receives a base salary of $94,000 for the first year, $124,000 for the second year and further increases as determined by the board of directors, in their discretion. Mr. Fanucchi is entitled to participate in Mission Bank’s employee benefits, health and life insurance benefits, and in any executive bonus plan developed by Mission Bank. Pursuant to the Agreement, Mr. Fanucchi was also granted stock options and an automobile allowance. Mr. Fanucchi is entitled to accrue up to four weeks vacation time during each year and to have business expenses reimbursed. If Mr. Fanucchi is terminated for cause, he is entitled to receive two weeks’ salary, plus pay in lieu of any accrued but unused vacation. If Mr. Fanucchi is otherwise terminated, he is entitled to an amount equal to one-half of his then base annual salary, paid in a lump sum. In the event he is terminated as the result of a sale of the bank, Mr. Fanucchi is entitled to an amount equal to one year of his then base salary, paid in a lump sum.

     Mr. Leo Pierucci serves as a consultant of Mission Bank and has a written Consulting Agreement with it. Under the terms of the agreement, Mr. Pierucci serves as Mission Bank’s Executive Vice President of Business Development. As compensation, he receives $2,500 per month, an expense account for actual costs associated with business development, a $300 fee for the use of his personal automobile, a membership to the Bell Tower Club and 1,000 options to purchase shares of Mission Bank. The agreement is for a term of one year, and my be terminated by either party at any time, upon thirty days written notice.

Independent Accountants

     The firm of Brown Armstrong Randall Reyes Paulden & McCown served as certified independent public accountants for Mission Bank with respect to the year 2001, and Brown Armstrong Randall Reyes Paulden & McCown has been appointed as Mission Bank’s certified independent public accountants for 2002. Mission Bank’s Board has determined the firm of Brown Armstrong Randall Reyes Paulden & McCown to be fully independent of the operations of Mission Bank.

     Brown Armstrong Randall Reyes Paulden & McCown audited Mission Bank’s financial statements for the year ended December 31, 2001. It is anticipated that a representative of Brown Armstrong Randall Reyes Paulden & McCown will be present at the meeting and will be available to respond to appropriate questions from shareholders at the meeting.

Shareholder Proposals

     Shareholder proposals to be submitted for presentation at the 2003 annual meeting of shareholders of Mission Bank must be received by Mission Bank no later than December 31, 2002.

Certain Transactions

     Some of the directors and executive officers of Mission Bank and their immediate families, as well as the companies with which they are associated, are customers of, or have had banking transactions with, Mission Bank in the ordinary course of Mission Bank’s business, and Mission Bank expects to have banking transactions with such persons in the future. In management’s opinion, all loans and commitments to lend in such transactions were made in compliance with applicable laws and on substantially the same terms, including interest rates and collateral, as those prevailing for comparable transactions with other persons of similar creditworthiness and in the opinion of management did not involve more than a normal risk of collectibility or present other unfavorable features.

Other Matters

     Management does not know of any matters to be presented at the meeting other than those set forth above. However, if other matters come before the meeting, it is the intention of the persons named in the accompanying proxy to vote the shares represented by the proxy in accordance with the recommendations of management on such matters, and discretionary authority to do so is included in the proxy.

Legal Matters

     Certain legal matters in connection with the issuance of the shares of Mission Bancorp’s common stock will be passed upon by Gary Steven Findley & Associates, Anaheim, California.

EXHIBIT A

PLAN OF REORGANIZATION AND MERGER AGREEMENT

     This Plan of Reorganization and Merger Agreement (“Agreement”) is made and entered into as of this March 18, 2002 by and between Mission Bank (the “Bank”) and Mission Merger Company (“Subsidiary”), to which Mission Bancorp (the “Holding Company”) is a party.

RECITALS AND UNDERTAKINGS

     A. The Bank is a California banking corporation with its head banking office in Hemet, County of Riverside, State of California. Subsidiary and the Holding Company are each corporations duly organized and existing under the laws of the State of California with their principal offices in Bakersfield, Kern County, State of California.

     B. As of the date hereof, the Bank has 1,000,000 shares of no par value common stock authorized and 555,584 shares outstanding. It is anticipated that prior to the Effective Date (as defined in Section 1.2 herein), the Bank will have no more than 595,009 shares outstanding, reflecting the number of shares of common shares outstanding as of the date of this Agreement (555,584) plus the possible exercise of all stock options presently granted but unexercised (39,425).

     C. As of the date hereof, Subsidiary has an authorized maximum number of shares of capital stock of 1,000,000 shares, and at the Effective Date of the merger 100 of such shares will be issued and outstanding, all of which shares will be owned by the Holding Company.

     D. As of the date hereof, the Holding Company has an authorized maximum number of shares of capital stock consisting of 10,000,000 shares of no par value common stock, 100 of which will be outstanding at the time of the merger referred to herein.

     E. The Boards of Directors of the Bank and Subsidiary have, respectively, approved this Agreement and authorized its execution, and the Board of Directors of the Holding Company has approved this Agreement, undertaken that the Holding Company shall join in and be bound by it, and authorized the undertakings hereinafter made by the Holding Company.

     F. The parties intend by this Agreement to set forth the terms and conditions of a “reorganization” under Sections 368(a)(1)(A) and 368(a)(2)(E) of the Internal Revenue Code of 1986, as amended.

     NOW, THEREFORE, in consideration of the mutual agreements of the parties contained herein, the parties hereby agree as follows:

Section 1. General

     1.1 The Merger. On the Effective Date, Subsidiary shall be merged into the Bank, and the Bank shall be the surviving corporation (the “Surviving Corporation”) and a subsidiary of the Holding Company, and its name shall continue to be “Mission Bank.”

     1.2 Effective Date. This Agreement shall become effective at the close of business on the day on which this Agreement shall have been filed with the Secretary of State of the State of California in accordance with Section 1103 of the California General Corporation Law (the “Effective Date”).

     1.3 Articles of Incorporation and Bylaws. On the Effective Date, the Articles of Incorporation of the Bank, as in effect immediately prior to the Effective Date, shall be and remain the Articles of Incorporation of the Surviving Corporation; the Bylaws of the Bank shall be and remain the Bylaws of the Surviving Corporation until altered, amended or repealed; the certificate of authority of the Bank issued by the Commissioner of the California Department of Financial Institutions (“CDFI”) shall be and remain the certificate of authority of the Surviving Corporation; and the Bank’s insurance of deposits coverage by the Federal Deposit Insurance Corporation (“FDIC”) shall be and remain the deposit insurance of the Surviving Corporation.

     1.4 Directors and Officers of the Surviving Corporation. On the Effective Date, the directors and officers of the Bank immediately prior to the Effective Date shall be and remain the directors and officers of the Surviving Corporation. Directors of the Surviving Corporation shall serve until the next annual meeting of shareholders of the Surviving Corporation or until such time as their successors are elected and have qualified.

     1.5 Effect of the Merger.

          a. Assets and Rights. Upon the merger becoming effective, all rights, privileges, franchises and property of Subsidiary, and all debts and liabilities due or to become due to Subsidiary, including things in action and every interest or asset of conceivable value or benefit, shall be deemed fully and finally and without any right of reversion transferred to and vested in the Surviving Corporation without further act or deed, and the Surviving Corporation shall have and hold the same in its own right as fully as the same was possessed and held by Subsidiary.

          b. Liabilities. Upon the merger becoming effective, all debts, liabilities, and obligations due or to become due of, and all claims or demands for any cause existing against Subsidiary shall be and become the debts, liabilities, obligations of, and the claims and demands against, the Surviving Corporation in the same manner as if the Surviving Corporation had itself incurred or become liable for them.

          c. Creditors’ Rights and Liens. Upon the merger becoming effective, all rights of creditors of Subsidiary, and all liens upon the property of Subsidiary, shall be preserved unimpaired, limited in lien to the property affected by the liens immediately prior to the time of the merger.

          d. Pending Actions. Upon the merger becoming effective, any action or proceeding pending by or against Subsidiary shall not be deemed to have abated or been discontinued, but may be prosecuted to judgment, with the right to appeal or review as in other cases, as if the merger had not taken place or the Surviving Corporation may be substituted for Subsidiary.

     1.6 Further Assurances. The Bank and Subsidiary each agree that at any time, or from time to time, as and when requested by the Surviving Corporation, or by its successors and assigns, it will execute and deliver, or cause to be executed and delivered in its name by its last acting officers, or by the corresponding officers of the Surviving Corporation, all such conveyances, assignments, transfers, deeds or other instruments, and will take or cause to be taken such further or other action as the Surviving Corporation, its successors or assigns may deem necessary or desirable, in order to evidence the transfer, vesting or devolution of any property right, privilege or franchise or to vest or perfect in or confirm to the Surviving Corporation, its successors and assigns, title to and possession of all the property, rights, privileges, powers, immunities, franchises and interests referred to in this Section 1 and otherwise to carry out the intent and purposes hereof.

Section 2. Capital Stock of the Surviving Corporation

     2.1 Stock of Subsidiary. Upon the merger becoming effective, the shares of capital stock of Subsidiary issued and outstanding immediately prior to the Effective Date shall thereupon be converted into and exchanged by the Holding Company for 100 shares of fully paid and nonassessable common stock of the Bank as the Surviving Corporation.

     2.2 Stock of the Bank. Upon the merger becoming effective, each and every share of common stock of the Bank issued and outstanding shall, by virtue of the merger and without any action on the part of the holders thereof, be exchanged for and converted into one share of fully paid and nonassessable common stock of the Holding Company, without par value.

     2.3 Exchange of Stock. Upon the merger becoming effective:

          a. the shareholders of record of the Bank shall be entitled to receive and shall be allocated one share of common stock of the Holding Company for each share of common stock of the Bank;

          b. the Holding Company shall issue the shares of its common stock which the shareholders of the Bank shall be entitled to receive; and

          c. each holder of a certificate representing shares of common stock of the Bank shall, upon presentation of such certificate for surrender to the Holding Company, be entitled to receive in exchange thereof, a certificate or certificates representing the number of shares of common stock of the Holding Company to which such holder shall be entitled. Until so surrendered, each outstanding certificate which prior to the merger represented shares of common stock of the Bank shall be deemed, for all corporate purposes, to evidence ownership of an equal number of shares of common stock of the Holding Company. On and after the Effective Date, each issued and outstanding share of common stock of the Bank shall represent one (1) share of common stock of the Holding Company. Such certificates may, but need not be, surrendered and exchanged by the holders thereof after the Effective

Date, for new certificates representing the number of shares of common stock of the Holding Company to which the shareholders are entitled as set forth in this Agreement. Certificates evidencing ownership of shares of common stock of the Holding Company shall be issued to the holders of lost or destroyed shares of common stock of the Bank upon presentation to the Holding Company of such evidence of ownership and agreement of indemnity as the Holding Company may reasonably require.

     2.4 Stock Options. Upon and by reason of the merger becoming effective, the options to purchase shares of common stock of the Bank which have been granted by the Bank pursuant to Mission Bank Stock Option Plan shall be deemed to be options granted by the Holding Company and the obligations of the Bank with respect thereto shall be assumed by the Holding Company with the same terms and conditions, and each option to acquire one share of common stock of the Bank which is not exercised prior to the Effective Date, shall be deemed to be an option to acquire one share of common stock of the Holding Company.

Section 3. Approvals

     3.1 Shareholder Approval. This Agreement shall be submitted to the shareholders of the Bank and Subsidiary for ratification and approval in accordance with the applicable provisions of law.

     3.2 Regulatory Approvals. The parties shall obtain the waivers, consents and approvals of all regulatory authorities as required by law for consummation of the merger and plan of reorganization on the terms herein provided, including, without being limited to, those consents and approvals referred to in Paragraph 4.1b.

Section 4. Conditions Precedent, Termination and Payment of Expenses

     4.1 Conditions Precedent to the Merger. Consummation of the merger is conditioned upon:

          a. ratification and approval of this Agreement by the shareholders of the Bank and Subsidiary, as required by law;

          b. obtaining all other consents and approvals, and satisfaction of all other requirements prescribed by law which are necessary for consummation of the merger, including, but not limited to, approval of the FDIC, approval of the CDFI, approval of the Board of Governors of the Federal Reserve System under the Bank Holding Company Act, as amended, and any required action under the Securities Act of 1933 with respect to the securities of the Holding Company issuable upon consummation of the merger;

          c. obtaining all consents or approvals, governmental or otherwise, which are or, in the opinion of counsel for the Bank may be, necessary to permit or enable the Surviving Corporation, upon and after the merger, to conduct all or any part of the business and activities of the Bank up to the time of the merger, in the manner in which such activities and business are then conducted;

          d. the Bank’s obtaining for the Holding Company, prior to the Closing Date, a letter, in form and substance satisfactory to the Holding Company’s legal counsel, signed by each person who is an “affiliate” of the Bank for purposes of Rule 145 of the Securities and Exchange Commission to the effect that (i) such person will not dispose of any shares of common stock of the Holding Company to be received pursuant to the reorganization and merger, in violation of the Securities Act of 1933 or the rules and regulations of the Securities and Exchange Commission promulgated thereunder, or in any event prior to such time as financial results covering at least 30 days of post-merger combined operations have been published, and (ii) such person consents to the placing of a legend on the certificate(s) evidencing such shares referring to the issuance of such shares in a transaction to which Rule 145 is applicable and to the giving of stop-transfer instructions to the Holding Company’s transfer agent with respect to such certificate(s);

          e. for the benefit of the Bank and unless waived, the Holding Company shall have received an opinion from a law firm or tax accounting firm, in form and substance satisfactory to both the Bank and the Holding Company, to the effect that: the merger of Subsidiary with and into the Bank and the exchange of shares of common stock of the Bank for shares of common stock of the Holding Company, as provided for herein, will be considered a reorganization within the meaning of Section 368(a)(1)(A) of the Code; no gain or loss will be recognized by the Bank pursuant to consummation of the merger; and no gain or loss will be recognized by the shareholders of the Bank upon the exchange of their shares of common stock of the Bank for shares of common stock of the Holding Company, as provided for herein; and

          f. performance by each party hereto of all of its obligations hereunder to be performed prior to the merger becoming effective.

     4.2 Termination of the Merger. If any condition in Paragraph 4.1 has not been fulfilled, or, if in the opinion of a majority of the Board of Directors of any of the parties:

          a. any action, suit, proceeding or claim has been instituted, made or threatened relating to the proposed merger which makes consummation of the merger inadvisable; or

          b. for any other reason consummation of the merger is inadvisable;

then this Agreement may be terminated at any time before the merger becomes effective. Upon termination, this Agreement shall be void and of no further effect, and there shall be no liability by reason of this Agreement or the termination thereof on the part of the parties or their respective directors, officers, employees, agents or shareholders, except as provided in Section 4.3 hereof.

     4.3 Expenses of the Merger. Subject to applicable federal laws and regulations, each party shall bear its own expenses of the merger, including filing fees, printing costs, mailing costs, accountants’ fees and legal fees.

Section 5. Miscellaneous

     5.1 Assignment. Neither party shall have the right to assign its rights or obligations under this Agreement.

     5.2 Execution. This Agreement may be executed in counterparts, each of which when so executed shall be deemed an original and such counterparts shall together constitute one and the same instrument.

     5.3 Governing Law. This Agreement is made and entered into in the State of California, and the laws of said State shall govern the validity and interpretation hereof.

     5.4 Entire Agreement. This Agreement contains the entire agreement between the parties hereto with respect to the plan of reorganization and merger and supersedes all prior arrangements or understandings with respect thereto.

     IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized officers as of the day and year first above written.

MISSION BANK

By:	/s/ Richard Fanucchi
Its:	President

By:	/s/ Geri Combs
Its:	Secretary

MISSION MERGER COMPANY

By:	/s/ Richard Fanucchi
Its:	President and Secretary

MISSION BANCORP

By:	/s/ Richard Fanucchi
Its:	President

By:	/s/ Geri Combs
Its:	Secretary

PART II

Item 20. Indemnification of Directors and Officers

     The Articles of Incorporation and Bylaws of Mission Bancorp (“Registrant”) provide for indemnification of agents including directors, officers and employees to the maximum extent allowed by California law including the use of an indemnity agreement. Registrant’s Articles further provide for the elimination of director liability for monetary damages to the maximum extent allowed by California law. The indemnification law of the State of California generally allows indemnification in matters not involving the right of the corporation, to an agent of the corporation if such person acted in good faith and in a manner such person reasonably believed to be in the best interests of the corporation, and in the case of a criminal matter, had no reasonable cause to believe the conduct of such person was unlawful. California law, with respect to matters involving the right of a corporation, allows indemnification of an agent of the corporation, if such person acted in good faith, in a manner such person believed to be in the best interests of the corporation and its shareholders; provided that there shall be no indemnification for: (i) amounts paid in settling or otherwise disposing of a pending action without court approval; (ii) expenses incurred in defending a pending action which is settled or otherwise disposed of without court approval; (iii) matters in which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which the proceeding is or was pending shall determine that such person is entitled to be indemnified; or (iv) other matters specified in the California General Corporation Law.

     Registrant’s Bylaws provide that Registrant shall to the maximum extent permitted by law have the power to indemnify its directors, officers and employees. Registrant’s Bylaws also provide that Registrant shall have the power to purchase and maintain insurance covering its directors, officers and employees against any liability asserted against any of them and incurred by any of them, whether or not Registrant would have the power to indemnify them against such liability under the provisions of applicable law or the provisions of Registrant’s Bylaws.

Item 21. Exhibits

2.	Agreement and Plan of Reorganization and Merger by and between Registrant, Mission Merger Company and Mission Bank dated as of March 18, 2002 attached as Exhibit A to the proxy statement-prospectus contained in Part I of this Registration Statement
3.1	Articles of Incorporation of Registrant
3.2	Bylaws of Registrant
4.	Specimen form of certificate for Mission Bancorp common stock
5.	Opinion re: legality

Item 21. Exhibits (Continued)

10.1	Employment Agreement for Richard Fanucchi
10.2	Incentive Stock Option Agreement for Grady Buck dated June 1, 2000.
10.3	Incentive Stock Option Agreement for Geri Combs dated November 8, 1999.
10.4	Incentive Stock Option Agreement for Richard Fanucchi dated March 15, 2000.
10.5	Incentive Stock Option Agreement for Richard Fanucchi dated October 8, 1998.
10.6	Incentive Stock Option Agreement for Stan Newman dated July 1, 2001.
10.7	Incentive Stock Option Agreement for Stanley Newman dated February 19, 1999.
10.8	Mission Bank 1998 Stock Option Plan and form of incentive stock option and nonqualified stock option agreements.
10.9	Consulting Agreement with Leo Pierucci
10.10	Incentive Stock Option Agreement for Leo Pierucci dated November 27, 2000.
13.	Mission Bank’s Annual Report to shareholders for 2001. No portion of such annual report is incorporated by reference in the proxy statement/prospectus and is provided for information purposes only.
21.	Sole Subsidiary of the Registrant is Mission Merger Company, a California corporation.
23.1	Consent of Counsel is included with the opinion re: legality as Exhibit 5 to this Registration Statement.
99.	Form of proxy to be utilized in connection with Mission Bank’s annual meeting.

Item 28. Undertakings

     The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:
(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the Registration Statement is on Form S-3 or Form S-8 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus with is part of the registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

Registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

Signatures

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Bakersfield, California, on March 15, 2002.

Mission Bancorp

/s/ Richard E. Fanucchi
Richard E. Fanucchi, President & CEO

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

/s/ Richard E. Fanucchi Richard E. Fanucchi	, Director and Principal Executive Officer	March 15, 2002

/s/ Bruce L. Beretta Bruce L. Beretta	, Director	March 15, 2002

/s/ Ronald Boylan Ronald Boylan	, Director	March 15, 2002

/s/ Arnold T. Cattani Arnold T. Cattani	, Chairman	March 15, 2002

/s/ Salvador Chipres Salvador Chipres	, Director	March 15, 2002

/s/ Parmijt S. Dosanjh Paramijt S. Dosanjh	, Director	March 15, 2002

Curtis E. Floyd	, Director	March , 2002

/s/ Daniel Rodriguez Daniel Rodriguez, Esq	, Director	March 15, 2002

/s/ Kurt C. Thomas Kurt C. Thomas	, Director	March 15, 2002

/s/ Mary Jane Wilson Mary Jane Wilson	, Director	March 6, 2002

/s/ Geri Combs Geri Combs	, Principal Accounting & Financial Officer	March 15, 2002

Exhibit Index

Exhibit
No.	Description

2.	Agreement and Plan of Reorganization and Merger by and between Registrant, Mission Merger Company and Mission Bank dated as of March 18, 2002 attached as Exhibit A to the proxy statement-prospectus contained in Part I of this Registration Statement
3.1	Articles of Incorporation of Registrant
3.2	Bylaws of Registrant
4.	Specimen form of certificate for Mission Bancorp common stock
5.	Opinion re: legality
10.1	Employment Agreement for Richard Fanucchi
10.2	Incentive Stock Option Agreement for Grady Buck dated June 1, 2000.
10.3	Incentive Stock Option Agreement for Geri Combs dated November 8, 1999.
10.4	Incentive Stock Option Agreement for Richard Fanucchi dated March 15, 2000.
10.5	Incentive Stock Option Agreement for Richard Fanucchi dated October 8, 1998.
10.6	Incentive Stock Option Agreement for Stan Newman dated July 1, 2001.
10.7	Incentive Stock Option Agreement for Stanley Newman dated February 19, 1999.
10.8	Mission Bank 1998 Stock Option Plan and form of incentive stock option and nonqualified stock option agreements.
10.9	Consulting Agreement with Leo Pierucci.
10.10	Incentive Stock Option Agreement for Leo Pierucci dated November 27, 2000.
13.	Mission Bank’s Annual Report to shareholders for 2001. No portion of such annual report is incorporated by reference in the proxy statement/prospectus and is provided for information purposes only.
23.1	Consent of Counsel is included with the opinion re: legality as Exhibit 5 to this Registration Statement.
99.	Form of proxy to be utilized in connection with Mission Bank’s annual meeting.